[WILMER CUTLER PICKERING
  HALE AND DORR LLP LOGO]

                                                     Susan W. Murley

                                                     60 STATE STREET
                                                     BOSTON, MA 02109
                                                     +1 617 526 6832
                                                     +1 617 526 5000 fax
                                                     susan.murley@wilmerhale.com

September 21, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0610

Attention:  Russell Mancuso, Esq.

Re:   NxStage Medical, Inc.
      Registration Statement on Form S-1
      File No. 333-126711

Ladies and Gentlemen:

On behalf of NxStage Medical, Inc. ("NxStage" or the "Company"), submitted herewith for filing is Amendment No. 1 ("Amendment No. 1") to the Registration Statement referenced above (the "Registration Statement"). This Amendment No. 1 is being filed in response to comments contained in a letter dated August 15, 2005 (the "Letter") from Russell Mancuso, Esq., of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Jeffrey H. Burbank, President and Chief Executive Officer of NxStage. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 1.

Form S-1

1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range.


            BALTIMORE   BEIJING   BERLIN   BOSTON   BRUSSELS   LONDON   MUNICH
        NEW YORK   NORTHERN VIRGINIA   OXFORD   PALO ALTO   WALTHAM   WASHINGTON
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Securities and Exchange Commission
September 21, 2005
Page 2

      RESPONSE:   The Company has included all non-Rule 430A information,
                  including the price range and related information based on a bona fide estimate of the public offering price within that range, in Amendment No. 1 and will include such information in any preliminary prospectus that it circulates.

Prospectus Summary, page 1

2. In an appropriate place in your document, please identify your subsidiary and briefly describe the nature of its operations. Disclose the extent of your ownership interest in the subsidiary.

      RESPONSE:   The Company has revised the disclosure on page 34 of the
                  Registration Statement to identify its subsidiaries, describe the nature of its subsidiaries' operations and disclose its ownership interest in the subsidiaries.

3. If true, please revise to clarify that although your system allows more than the typical three treatments per week, a customer's decision to use your product may be influenced by the fact that current rules of the Centers for Medicare and Medicaid Services limit, absent medical justification, the number of treatments Medicare will reimburse to three per week. Explain that the adoption of your system may be slowed if Medicare contractors are unwilling to pay for the additional treatments.

      RESPONSE:   The Company has revised the disclosure on pages 2 and 51 of the Registration Statement in response to the Staff's comment.

4. Please provide independent support for the statistics cited throughout the Summary.

      RESPONSE: The Company is supplementally submitting to the Staff, as Annex
                A to this letter, the requested independent support for the statistics cited throughout the Summary.

5. Please clarify whether the 141 patients mentioned in the fifth paragraph are home users. Also clarify the number of clinics through which you currently derive revenue; if these clinics are concentrated in one or a few geographic areas, please disclose those areas.

      RESPONSE:   Because the Company's customers are the dialysis clinics and not the patients, the Company may not know with certainty exactly how many patients are using the System One at home versus in-center at any given time. However, as of August 31, 2005, substantially all of the 184 chronic care patients using the System One were using or training to use the System One at home. The Company has revised the disclosure on pages 1 and 50 of the Registration Statement accordingly in response to the Staff's comment.

                  In addition, the Company has added disclosure on pages 1 and 50 of the Registration Statement regarding the number of clinics through which it derives revenues. The Company supplementally informs the Staff that such clinics are not concentrated in one or a few geographical areas.

Summary Consolidated Financial Data, page 6

6. Please revise the pro forma balance sheet data to separately reflect the impact of the offering. We note that the current presentation combines the impact of the offering and the assumed conversion of your preferred stock. Please similarly revise your capitalization table on page 27.

      RESPONSE:   The Company respectfully submits that it believes reflecting the two events separately will unnecessarily confuse investors. If the offering occurs, the preferred stock will automatically convert. The Company believes that reflecting the impact of the two events separately, in either the pro forma balance sheet data or capitalization table, is unnecessary and may incorrectly suggest to investors that there are circumstances under which the offering could occur without the preferred stock converting.


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Securities and Exchange Commission
September 21, 2005
Page 3

Risk Factors, page 8

Ownership of dialysis clinics is highly concentrated..., page 11

7. With a view toward disclosure, please tell us the portion of your business derived from clinics that are subject to pending acquisitions by competitors.

      RESPONSE:   In response to the Staff's comment, the Company has revised the disclosure on page 11 of the Registration Statement to explain that approximately 2% of its chronic care patients are treated at clinics that are subject to pending acquisitions by competitors.

We are subject to the risk of costly and damaging product liability claims..., page 12

8. Please revise to explain the circumstances leading to the two voluntary recalls and the product withdrawal. Disclose when these occurred and describe the reasons for the events.

      RESPONSE:   The Company has revised the disclosure on page 12 of the
                  Registration Statement in response to the Staff's comment.

We currently have obligations..., page 16

9. Please clarify how your operations could be materially affected by privacy laws. Likewise, in the next risk factor, please clarify what aspect of your operations put you at material risk of violating the anti-kickback laws.

      RESPONSE:   The Company has revised the disclosure on page 16 of the
                  Registration Statement to clarify how privacy laws could materially affect the Company's operations.

                  The Company has revised the disclosure on page 17 of the Registration Statement to clarify what aspects of the Company's operations put it at material risk of violating the anti-kickback laws.

Use of Proceeds, page 25

10. Please disclose the portion of the proceeds needed for each disclosed use based on currently available information.

      RESPONSE:   In response to the Staff's comment, the Company has revised the disclosure in the Use of Proceeds section on page 26 of the Registration Statement and in the Management's Discussion and Analysis of Financial Condition and Results of Operations
                  ("MD&A") section on page 40 of the Registration Statement.

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Securities and Exchange Commission
September 21, 2005
Page 4

Dilution, page 28

11. Disclose the material effect on the information presented in this section of exercise of options, warrants and other obligations to issue securities.

      RESPONSE:   The Company has added disclosure on page 30 of the
                  Registration Statement in response to the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

12. Since changes in your methodologies and assumptions could have a material impact upon your valuation of stock options in the financial statements, we believe that the following disclosures in MD&A would be helpful to an investor:

      - The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.

      - The significant factors, assumptions and methodologies used in determining fair value for those options granted during the twelve months prior to the date of the most recent balance sheet.

      - A discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet.

      - Disclose the valuation method used and the reasons why you choose that method.

      RESPONSE:   The Company has added disclosure to MD&A beginning on page 42 of the Registration Statement in response to the Staff's comment.

                  The Company is supplementally submitting to the Staff, as Annex B to this letter, the valuation analysis that is discussed in the Registration Statement.

13. Please revise to address briefly the nature of the third-party supply issue that caused you to suspend sales activity in 2002. Disclose how this issue was resolved and whether you believe a similar issue represents a material risk to your business today.

      RESPONSE:   The Company has revised the disclosure in the Business section on page 68 of the Registration Statement to further describe the third-party supply issue and to disclose that it does not believe that there are any similar issues that currently represent a material risk to the Company's business.

Overview, page 32

14. Please clarify what an IDE study is and how you could commence commercial production before completion of the study and FDA review.
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Securities and Exchange Commission
September 21, 2005
Page 5

      RESPONSE:   The Company has revised the disclosure on pages 33 and 34 of the Registration Statement in response to the Staff's comment.

Revenues, page 33

15. Please expand your disclosure to describe the material terms of the monthly rental agreements for the rental of your System One for use in patient homes.

      RESPONSE:   The Company has revised the disclosure on page 35 of the
                  Registration Statement in response to the Staff's comment.

Research and Development, page 36

16.   Clarify why you needed to design a new dialyzer.

      RESPONSE:   The Company chose to design a new dialyzer in order to reduce manufacturing costs for higher volume production and the Company has revised the disclosure on page 37 of the Registration Statement to include this information. The
                  Company was not under any requirement to design a new dialyzer.

Liquidity and Capital Resources, page 37

17. Please reconcile your notes payable of approximately $6 million in your table of contractual commitments to your long-term debt of approximately $4.5 million as shown in your December 31, 2004 balance sheet on page F-3.

RESPONSE:   The reconciliation is as follows as of:

                                                      December 31, 2004    June 30, 2005
                                                      -----------------    -------------
            Current portion of long-term debt            $1,448,165          1,597,576
            Long-term debt                                3,005,717          2,263,409
                                                         ----------         ----------
                                                          4,453,882          3,860,985
                                                         ----------         ----------

            Unamortized original issue debt discount        422,500            352,084

                                                         ----------         ----------
            Total principal payments                      4,876,382          4,213,069
                                                         ----------         ----------

            Balloon interest payment                        650,000            650,000
                                                         ----------         ----------
            Contractual commitments, as revised          $5,526,382         $4,863,069
                                                         ==========         ==========

            The Company has revised the contractual commitments disclosure on page 40 of the Registration Statement to correct an error as well as to reflect the commitments as of June 30, 2005. Previously, all future interest payable on the Company's long-term debt was incorrectly included. In the event this loan is paid off prior to maturity, only the balloon interest would be required to be paid and the nominal interest accruing at 7% would be reduced. Accordingly, the Company has changed the calculation of the contractual commitment to reflect only the principal portion of the debt and the balloon interest payment.
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Securities and Exchange Commission
September 21, 2005
Page 6

Business, page 44

Overview, page 44

18. Revise to describe in greater detail the duration, nature and degree of preparation a patient would need to receive to operate your system. Disclose any costs to the patient.


      RESPONSE:   The Company has revised the disclosure on page 50 of the
                  Registration Statement in response to the Staff's comment.


19. Please tell us who conducted the surveys mentioned in the second paragraph, whether the surveys were commissioned by you, and how you ensured that they were scientific.


      RESPONSE:   One of the surveys was conducted by Ingrid Ledebo, Ph.D,
                  Senior Scientific Advisor to Gambro Research, as part of a worldwide opinion survey of dialysis professionals in 2000.
                  The survey reflects opinions obtained from 6,000 dialysis professionals participating in key European and American dialysis meetings.

                  The second survey was published in the American Journal of Kidney Disease in January 2001, and was conducted by the following thought leaders in nephrology: David C. Mendelssohn, MD, Scott R. Mullaney, MD, Beverly Jung, MD, Peter G. Blake, MD and Ravindra L. Mehta, MD. The survey reflects the opinions of 240 nephrologists.

                  Neither survey was commissioned by NxStage and both are regarded as scientific, either as evidenced by their publication in a clinical respected peer reviewed journal or by their scope of respondents surveyed (as was the case with the Gambro survey).


Market Opportunity, page 45

20. Please provide us with independent support for the industry data cited throughout this section.


      RESPONSE:   The Company is supplementally submitting to the Staff, as
                  Annex C to this letter, independent support for the industry data cited throughout the Market Opportunity section of the Registration Statement.


21. Tell us how you compensate those who provide data for or endorse your products. Tell us about those individuals' interests in your company.


      RESPONSE:   The Company pays institutions, not individuals, for
                  providing data to the Company if the data is provided in connection with a clinical study. As is customary, in the case of clinical studies, the Company pays institutions for the costs of data collection, the completion of case report forms and the costs of extra labs necessitated by the studies.

                  From time to time, the Company engages physicians to provide consulting and advisory services. These physicians may independently endorse our products but we do not compensate them for these endorsements.

                  In addition, the Company has provided honoraria, meeting support and/or travel reimbursement to physician speakers at lectures relating to renal therapies and NxStage products that are conducted or sponsored by the Company. Honoraria are paid in cash and at market rates.

Securities and Exchange Commission
September 21, 2005
Page 7

22. Please tell us, and provide, the evidence demonstrating that the risk of infection is higher among patients receiving in-center hemodialysis than among patients using home hemodialysis.

      RESPONSE:   The Company's investigational device exemption study of the
                  System One showed that the rate of infection declined at a statistically significant rate in patients being treated at home as compared to in-center. The Company is supplementally submitting to the Staff, as Annex D to this letter, data from the Company's clinical study that supports this assertion.

Designed for safety, page 51

23. Please tell us your experience with operator error and other safety concerns. Compare your rate of negative outcomes with competitive treatments.

      RESPONSE:   The Company designed the System One to reduce the chances for operator error. As is disclosed in the Registration Statement, the Company uses premixed, bagged fluids so that risks of contamination associated with online dialysate preparation at dialysis clinics are reduced. The Company uses a drop-in cartridge to reduce set-up errors associated with competitive equipment that use tubing sets that must be "strung" through dialysis equipment pumps and sensors. In addition, the System
                  One's filter is preconnected to the cartridge to reduce set-up errors associated with the need to connect the tubing set to the filter when using competitive equipment. With these features, the Company believes the System One reduces the chances for operator error compared to other competitive systems on the market that do not have these features. None of the Company's competitors uses a drop-in cartridge; none of the commercially available chronic dialysis equipment uses preconnected filters or premixed, bagged fluids.

                  Beyond these comparisons, it is not possible to compare our rate of negative outcomes with competitive treatments, as such information is not publicly available for competitive products.

Intellectual Property, page 55

24.   Please revise to disclose the duration of the patents listed.

Securities and Exchange Commission
September 21, 2005
Page 8

      RESPONSE:   The Company has revised the table on page 62 of the
                  Registration Statement in response to the Staff's comment.

Competition, page 56

25. Describe your competitive position. For example, what is your position relative to your competitors based on the factors in the first bullet list on page 56? How does your product compare based on effectiveness of the treatment?

      RESPONSE:   The Company has revised the disclosure on page 63 of the
                  Registration Statement to describe its competitive position.

Manufacturing, page 57

26. Disclose the material terms of the agreements with your suppliers, including duration, termination provisions, and material obligations of the parties. Likewise, in an appropriate section of your document, disclose the material terms of the business associate agreements mentioned on page 16.

      RESPONSE:   The Company has revised the disclosure on page 64 of the
                  Registration Statement to include the material terms of its agreements with suppliers.

                  The Company has revised the disclosure on page 71 of the Registration Statement to include the material terms of its business associate agreements.

Food and Drug Administration, page 59

27. Disclose the dates of your material FDA clearances and the scope of those clearances.

      RESPONSE:   The Company has revised the disclosure on page 67 of the
                  Registration Statement in response to the Staff's comment.

Scientific Advisory Board, page 67

28. If the board serves a management role, please provide complete disclosure as required for other directors, such as the disclosure by Regulation S-K
      Item 401. Otherwise, relocate the disclosure about the board to an appropriate section of your prospectus other than the "Management" section. Also ensure that the extent of the board's role is clear. For example:

      -     How often do they meet?

      -     What is the extent of their obligations to you?

      -     What are your obligations to them?

      -     Do they have an equity interest?

      -     Are they the source of performance data regarding your product?

Securities and Exchange Commission
September 21, 2005
Page 9

      RESPONSE:   The Company's Scientific Advisory Board does not serve a
                  management role. In response to the Staff's comment, the Company has relocated the Scientific Advisory Board disclosure to the Business section of the Registration
                  Statement. In addition, the Company has revised such disclosure to further explain the board's role. Such disclosure now appears on page 61 of the Registration
                  Statement.

Option Exercises, page 72

29. Please disclose the year-end value of common stock used for the calculations in this table.

      RESPONSE:   The Company has revised the disclosure on page 79 of the
                  Registration Statement in response to the Staff's comment.

Principal Stockholders, page 76

30. Identify the individuals who beneficially own the shares held by the entities named in the table.

      RESPONSE:   In response to the Staff's comment, the Company has revised the disclosure on pages 87, 88 and 89 of the Registration
                  Statement, to disclose for each entity for which it is applicable the natural persons that have voting power and/or investment control over the shares. Such disclosure is based solely on information provided to the Company by the stockholders.

Related-Party Transactions, page 80

31. Please provide disclosure for the last three fiscal years. See Instruction 2 to Regulation S-K Item 404. We note, for example, the omission of a discussion of the 2002 revenue from Medisystems mentioned on page F-20.

      RESPONSE:   The Company has revised the disclosure on page 90 of the
                  Registration Statement in response to the Staff's comment.

32. Disclose the terms and effects of the stockholders agreement mentioned at the top of page 68. File the agreement as an exhibit.

      RESPONSE:   In response to the Staff's comment, the Company has revised the disclosure on page 93 of the Registration Statement and filed such stockholders agreement as an exhibit to this Amendment No. 1.

Underwriting, page 95

33. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly

Securities and Exchange Commission
September 21, 2005
Page 10

      supplement your response to identify those members and provide us with a description of their procedures.

      Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:

      -     the communications used;

      -     the availability of the preliminary prospectus;

      - the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

      -     the funding of an account and payment of the purchase price.

      Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your issuer or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

      We may have further comment.

      RESPONSE:   The Company has been informed by the underwriters that
                  Merrill Lynch, the managing underwriter of the offering, has two electronic systems in place, "i-Deal" and "IPO Center."
                  Kristina Schillinger, Esq. of the Commission's Staff has reviewed both systems' procedures. Merrill Lynch continues to employ the same procedures as those reviewed by Ms.
                  Schillinger. The Company does not, and the underwriters have advised us that they do not, have any arrangement with a third party to host or access the preliminary prospectus on the Internet. While the underwriters have advised us that they have contracted with Net Roadshow, Inc. ("Net Roadshow") to conduct an Internet roadshow, the purpose of this contract is not specifically to host or access the preliminary prospectus.
                  The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. Net
                  Roadshow has informed the underwriters that it conducts
                  Internet roadshows in accordance with the Net Roadshow Inc.
                  no-action letter dated July 30, 1997, received from the Commission in connection with virtual roadshows. In accordance with such no-action letter, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on the web site.
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Securities and Exchange Commission
September 21, 2005
Page 11

Reserved Shares, page 96

34. We note that the underwriters have reserved a certain number of shares to be sold in this offering to directors, officers, employees, business associates and related persons. Please provide us with the following information:

      - Please tell us the circumstances leading to the allotment of shares being reserved, including the timing and content of all communications with potential participants;

      - Provide details on how the reserved share plan is being conducted, including how the prospective participants and the number of reserved shares will be determined;

      - Tell us whether purchasers are required to establish accounts with the underwriters before the effective time, and, if so, whether any funds are deposited into any newly established brokerage accounts before the effective date of the registration statement;

      - Tell us whether the procedures for the reserved shares differ from the procedures for the general offering to the public;

      - We note that some of the persons who may purchase the shares are also within the categories of persons described in Item 404 of Regulation S-K. If applicable, please add the disclosure required by
            Item 404 in an appropriate place in your document; and

      - Provide a copy of all written material used in connection with the reserved share program and analyze how that material is consistent with Rule 134.

      RESPONSE:   The Company and the underwriters do not intend to reserve
                  shares to be sold in this offering to directors, officers, employees, business associates or related persons. The Company has deleted from the Registration Statement all disclosure relating to any such reservation of shares.

Price Stabilization, page 97

35. Please expand your disclosure to address the issues mentioned in Section VIII.A.3 of the Division of Corporation Finance's November 14, 2000 outline of Current Issues and Rulemaking Projects available on our web site at http://www.sec.gov/worddocs/cfcr112k.doc.

      RESPONSE:   The Company has revised the disclosure on page 108 of the
                  Registration Statement in response to the Staff's comment.

Other Relationships, page 98

36. Please provide more specific disclosure regarding the nature of the relationships and the compensation paid.

Securities and Exchange Commission
September 21, 2005
Page 12

      RESPONSE:   The Company has revised the disclosure on page 109 of the
                  Registration Statement in response to the Staff's comment.

Consolidated Financial Statements, page F-1

37. Please update the financial statements and related information in your filing to comply with Rule 3-12 of Regulation S-X.

      RESPONSE:   The Company has updated the disclosure in the Registration
                  Statement by including financial statements for the six-month period ended June 30, 2005. The Company has also updated other date-related disclosures throughout the Registration Statement accordingly.

Consolidated Statements of Cash Flows, page F-6

38. Please tell us how you determined the amount of the investment in field equipment for each period presented and whether this amount represents a non-cash transfer from inventory.

                  RESPONSE:   The decision to disclose the investment in field
                  equipment separately from other property, plant and equipment and inventory was intentional, and the Company believes this information provides investors with superior disclosure and transparency into the Company's capital requirements now and in the future.

                  As disclosed in the MD&A section of the Registration Statement, the Company conducts business in two different markets - chronic and critical - and the final configuration of the Company's equipment as well as its method of conducting business differs between these two markets. In the critical market, the Company generally sells the cycler and related disposable products directly to hospitals. However, in the chronic market, the Company generally rents the dialysis system, including the cycler and disposables, to clinics and other health care providers for a fixed monthly fee. These rental contracts are for a finite period of time, which is generally at least one year, and are renewable.

                  The Company's investment in field equipment represents the net book value of all cyclers placed in patients' homes under rental agreements in the chronic market. When a system is shipped to a patient's home, the Company records a non-cash transfer from inventory to investment in field equipment for the specific cost of the cycler. Upon delivery of the cycler to the patient's home, the Company then begins depreciating the cost of the cycler over an estimated five-year useful life, which is the standard industry practice in the dialysis market, and which is also equivalent to the average life expectancy of a dialysis patient. All cyclers included in the

Securities and Exchange Commission
September 21, 2005
Page 13

                  investment in field equipment are identified by unique serial number, and are maintained in a separate asset account apart from inventory. In addition, since a cycler is a medical device, the Company is required by the FDA to maintain extensive production records and full traceability of the whereabouts of every device still in use or service. It is also the Company's operating goal that the particular cycler will remain in the patient's home for as long as they are on dialysis.

                  In addition to maintaining field equipment separately, field equipment cyclers are also not commingled physically with our inventory of new cyclers which are either available for sale in the critical market or will be designated and used as field equipment in the future. Once a cycler has been shipped into the chronic market and has been used by a patient, it stays in the chronic equipment pool. In the event a rental agreement is cancelled and a cycler is returned to the Company, it is processed through the service area and is accounted for in a separate inventory location in our accounting records. Such a returned device from the field can no longer be sold as a "new" medical device per the FDA regulations, but it can be placed again in the field under a rental agreement.

                  As stated in the MD&A section of the Registration Statement, the Company expects its revenues from rental agreements in the chronic market will become much larger than equipment sales to the critical market. Accordingly, the Company expects that this business development will require a growing investment in field equipment to support these rental agreements. By accounting for the investment in field equipment as a single line item on both its balance sheet and statement of cash flows the Company hopes to improve disclosure by highlighting the true nature of this asset, its growing balance over time, and the working capital required to finance it. The Company believes this is the best disclosure due to the uniqueness of its business model and the expected preponderance of deriving revenues from rental agreements.

Note 1.  Operations, page F-7

39. Please tell us why you refer the reader to Note 7 instead of Note 6 where the terms of conversion are disclosed. Please tell us and disclose the number of shares that may be issuable upon conversion due to the contingent conversion feature of the preferred stock.

      RESPONSE:   The reference to Note 7 was incorrect.  The Company has
                  revised the reference, which now appears in Note 2, Summary of Significant Accounting Policies, to correctly refer readers to
                  Note 6.

                  The Company advises the Staff that the maximum number of additional shares that may be issuable upon conversion of the Series F preferred stock due to the contingent conversion feature of the Series F preferred stock is 601,648 shares (439,925 shares after giving effect to the proposed 1-for-1.3676 reverse stock split contemplated in the Registration Statement) and the maximum number of additional shares that may be issuable upon conversion of the Series F-1 preferred stock due to the contingent conversion feature of the Series F-1 preferred stock is 481,318 shares (351,940 shares after giving effect to the proposed 1-for-1.3676 reverse stock split contemplated in the Registration Statement). The Company has revised Note 6 to include this disclosure.

Note 2.  Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

40. Please tell us the significant terms of your various rental agreements and how you evaluated those terms in determining the type of lease arrangement and the related accounting for and measurement of the leased asset and revenue recognition.

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Securities and Exchange Commission
September 21, 2005
Page 13


      RESPONSE:   The Company's rental contracts typically have a one-year term, but the useful life of the equipment is deemed to be five years. The Company maintains ownership of the equipment throughout the rental period through to the contract's termination, and there is no bargain purchase option. As such, the Company has classified these contracts as operating leases. The rental income is recognized and related expense is amortized over the periods in which the lessee derives benefit from the physical usage of the rented property in accordance with FAS-13 Accounting for Leases. The rental income is therefore recognized on a straight-line basis over the rental term, while the cost of the equipment is amortized as a component of cost of sales on a straight-line basis over the estimated useful life of the asset.

41. Please tell us and disclose the nature of the services you provide and how you recognize and measure revenue related to these services, including clinical training. Cite the

Securities and Exchange Commission
September 21, 2005
Page 14

      accounting literature upon which you relied and explain how you applied that literature to your situation.

      RESPONSE:   The Company provides the following services to its customers:


                  - Initial Training: In both the critical and chronic markets the Company's clinical specialists provide training on the operation of the Company's equipment to its hospital and clinic customers. This training is generally completed around the time of delivery and provides hands-on instruction, highlighting certain aspects of the operator's manual which is delivered with the Company's equipment. The Company does not view this training as essential to the functionality of the equipment and the training generally takes place over a two to three day period. The training of patients is not the responsibility of the Company and is performed in the clinics.

                  - Technical Support: Technical support services are provided on a 24/7 basis free of charge to both the Company's critical and chronic customers to answer any questions relating to equipment operation and/or capability.

                  - Warranty Service: The Company provides warranty coverage for a period of one year after delivery of all equipment including coverage for parts and labor.

                  Installation services are not required, as installation is perfunctory and can be performed by the user. The installation of the equipment does not significantly alter the equipment's capabilities, is not time-intensive or costly, and can be completed by the Company, an outside vendor, customers or patients.

                  These services are part of the Company's overall relationship with its customers and are not a defined element of each shipment of product, and their attributed value is deemed minor. Generally there are no service revenues, but if there are, the service revenues are recognized when the related services are performed and apart from the recognition of equipment revenue. The Company uses Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition in determining the basis for recognizing revenue for these services.

                  The Company has revised the disclosure on page F-11 of the Registration Statement in response to the Staff's comment.

42. Please tell us and disclose how you account for the costs related to the equipment under the disposable-based program and tell us why.

      RESPONSE:   In a disposable-based program, the Company maintains ownership of the equipment until the customer's minimum purchase requirement related to disposables is fulfilled. Further, if a customer does not meet its minimum purchase requirements, the equipment is returned to the Company. As a result of these features of the disposable-based program, the Company

Securities and Exchange Commission
September 21, 2005
Page 15


                        records the cost of the equipment in inventory and amortizes the cost of the equipment through charges to cost of sales on a straight-line basis over a period consistent with the customer's minimum purchase requirement. As a result, the equipment will be fully amortized once the customer has met all purchase requirements and title to the equipment passes to the customer.

43. With respect to your multiple element arrangements, please tell us and disclose, the contract elements permitting separate revenue recognition, describing how they are distinguished. Please also explain how you allocate contract revenue among the elements and your method of revenue recognition for each element.

      RESPONSE:   The Company evaluates each revenue transaction pursuant to
                  EITF 00-21 Revenue Arrangements with Multiple Deliverables, based on whether:

                  (a) The delivered items have value on a standalone basis, and

                  (b) There is objective and reliable evidence of the fair value of the undelivered item(s), and

                  (c) The arrangement includes a general right of return relative to the delivered item.

                  The Company's most common multiple-element arrangements are products sold under a disposable-based program. Under the Company's disposable-based program, the Company delivers equipment up front, and then provides disposables throughout the contract term as they are needed by customers. Shipments of disposables to customers occur at different points in time on a sporadic basis. The Company views the disposable-based program as one economic transaction and does not separate the transaction into separate elements to recognize revenue at the time of shipment of each element. Rather, the Company recognizes revenue related to all elements over the term of the arrangement as the disposables are delivered.

                  The Company has revised the disclosure on page F-11 of the Registration Statement in response to the Staff's comment.

Distribution Expenses, page F-11

44. Please tell us why you only charge distribution costs to operations if they are not charged to customers. Tell us and disclose how you accounted for shipping and handling costs
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Securities and Exchange Commission
September 21, 2005
Page 16

      billed to customers prior to 2004 and tell us how your accounting complies with EITF 00-10.

      RESPONSE:   The Company recognizes all expenses related to shipping of its products to customers as distribution expense in the period the expenses are incurred. The Company's standard customer contract calls for the Company to incur all of the costs of delivering its products to its customers' locations unless a customer specifically requests an expedited delivery. In that case, the delivery costs are billed to the customer and recorded as revenue. Prior to 2004, the Company did not charge any distribution costs to its customers.

                  The Company believes its treatment of shipping and handling costs complies with EITF 00-10. EITF 00-10 states that if a company chooses not to include shipping and handling costs in costs of sales, "a company should disclose both the amount(s) of such costs and the line item(s) on the income statement that include them".

                  The Company has revised the disclosure surrounding distribution expenses on page F-11 of the Registration Statement in response to the Staff's comment.

Note 5. Financing Arrangements, page F-15

Debt, page F-15

45. Please tell us how you are accounting for the $650,000 balloon payment and why. Clarify whether this amount represents additional interest on the loan. Please also clarify the method you are using to amortize the value of the warrants to interest expense.

      RESPONSE:   The $650,000 balloon payment represents additional interest, and the Company is accruing this interest expense on a monthly basis using the interest method over the 36-month term of the loan. The accrued interest is included in accrued expenses. In addition, the value of the warrants has been recorded as an original issue discount on the debt, which discount is being amortized to interest expense ratably over the 36-month term.

                  In response to the Staff's comment, the Company has revised the disclosure on page F-16 of the Registration Statement to clarify these terms and accounting treatment.

Future Maturities, page F-16

46. Please reconcile the total amount in the table of future maturities with your balance sheet on page F-3.

      RESPONSE:   The Company has added disclosure on page F-17 of the
                  Registration Statement in response to the Staff's comment.

Securities and Exchange Commission
September 21, 2005
Page 17

Conversion, page F-17

47. Please tell us and disclose how you are accounting for the contingent beneficial conversion feature of the Series F preferred stock in the event of an initial public offering and tell us why.

      RESPONSE:   As noted in the Registration Statement, the number of
                  shares of common stock into which the Series F preferred stock is convertible upon an initial public offering is adjustable based upon the initial public offering price. Each share of Series F preferred stock was initially convertible into common stock on a one-for-one basis; after giving effect to the proposed 1-for 1.3676 reverse stock split contemplated in the Registration Statement, each share is convertible into .7312 shares of common stock. The Company has considered the guidance of EITF Issue 98-5 to determine whether this adjustable conversion feature represents a contingent beneficial conversion feature. The Company has concluded that a contingent beneficial conversion feature, as defined in EITF
                  98-5, did not exist at the commitment date. The lowest potential conversion price of the Series F preferred stock in an initial public offering is $5.97 per share ($8.16 per share on a post-split basis). At the time of issuance of the Series
                  F preferred stock, the estimated fair value of the Company's common stock was $4.00 per share ($5.47 per share on a post-split basis). Therefore, the conversion feature was not in-the-money at the commitment date and no contingent beneficial conversion feature existed at that date.

Note 7. Stock Options, page F-18

48. For options granted or issued during the 12 months prior to the date of the most recent balance sheet, please provide us with details of the significant factors contributing to the difference between the underlying fair value of those issuances and the price at which you sold your preferred stock during those periods.

Securities and Exchange Commission
September 21, 2005
Page 18

      RESPONSE:   The Company has added disclosure beginning on page 42 of the
                  Registration Statement in response to the Staff's comment.

49. Please provide the estimated IPO price or range when available. If the difference between the IPO price and the fair value used to value stock, options and warrants granted or issued during the 12 months prior to the date of the most recent balance sheet is significant please provide us with details of the significant factors contributing to the difference. Please note that we will defer our final evaluation of stock compensation and other costs recognized until you provide the offering price and we may have further comments in this regard when the amendment containing that information is filed.

      RESPONSE:   The estimated IPO price range is $13 to $15, which the Company has reflected in the Registration Statement. The Company has also added disclosure in the MD&A section of the Registration
                  Statement beginning on page 42 and in the notes to the financial statements on pages F-21 and F-22 of the Registration Statement in response to the Staff's comment.

                  In addition, the Company is supplementally submitting to the Staff, as Annex B to this letter, the valuation report that is discussed in the Registration Statement.

50. Please disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

      - For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option.

      - Disclose who performed the valuation and if the valuation specialist was a related party, including management, please include a statement disclosing that fact.

      RESPONSE:   In response to the Staff's comment, the Company has added
                  disclosure in the MD&A section of the Registration Statement beginning on page 42 and in the notes to the financial statements on pages F-21 and F-22 of the Registration
                  Statement.

                  In addition, the Company is supplementally submitting to the Staff, as Annex B to this letter, the valuation report that is discussed in the Registration Statement.

Note 14.  Subsequent Events, page F-23

51. Please tell us about your assessment of whether the issuance of Series F-1 preferred stock included a beneficial conversion feature at the date of issuance. Please also tell us and disclose how you are accounting for the contingent beneficial conversion feature of the Series F-1 preferred stock and tell us why.

      RESPONSE:   The Series F-1 preferred stock financing was led by new
                  investors, who established the issuance price of the Series
                  F-1 preferred stock at $7.28 per share. Based on this arm's length transaction, the Company concluded that the per share issuance price of the Series F-1 preferred stock represented fair value. Each share of Series F-1 preferred stock is initially convertible into common stock on a one-for-one basis (one-for-1.3676 shares after giving effect to the proposed reverse stock split contemplated in the Registration
                  Statement). The Company has considered the guidance of EITF
                  Issue 98-5 to determine whether the issuance of the Series F-1 preferred stock included either a beneficial conversion feature or a contingent beneficial conversion feature. At the time of issuance of the Series F-1 preferred stock, the estim-ated fair value of the Company's common stock was $6.25 per share ($8.55 per share on a post-split basis). Therefore, the conversion

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Securities and Exchange Commission
September 21, 2005
Page 19

                  feature was not in-the-money at the commitment date and no beneficial conversion feature existed at that date. Like the Series F preferred stock, the Series F-1 preferred stock has an adjustable conversion feature based upon the initial public offering price. The lowest potential conversion price of the Series F-1 preferred stock in an initial public offering is $5.97 per share ($8.16 per share on a post-split basis), which is lower than the estimated fair value of the Company's common stock on the commitment date. Therefore, a contingent beneficial conversion feature is included in the Series F-1 preferred stock. Pursuant to the guidance of EITF 98-5, the Company will account for this contingent beneficial conversion feature as a dividend to the Series F-1 preferred stockholders when and if the contingency is resolved.

                  The Company has revised the disclosure on page F-24 of the Registration Statement in response to the Staff's comment.

Recent Sales of Unregistered Securities, page II-2

52. Specify the date of your transactions, including the series F-1 transaction.

      RESPONSE:   The Company has revised the disclosure in Item 15 of the
                  Registration Statement in response to the Staff's comment.

Exhibits

53. We note your reference to a request for confidential treatment. We will provide comments on your request separately. Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

      RESPONSE:   The Company acknowledges that the Staff will not
                  accelerate the effectiveness of the Registration Statement until all issues relating to the confidential treatment request are resolved.

If you require additional information, please telephone either the undersigned at the telephone number indicated above, or Lia Der Marderosian of this firm at
(617) 526-6982.

                                       Sincerely,

                                       /s/ Susan W. Murley
                                       -----------------------
                                       Susan W. Murley

cc (w/encl.):     Mr. Jeffrey H. Burbank
                  Mr. David N. Gill
                  Winifred L. Swan, Esq.
                  Mr. Kevin Casey
                  Danielle Carbone, Esq.
                  Mark G. Borden, Esq.
                  Lia Der Marderosian, Esq.